SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH November 08, 2007

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CORPORATE EVENTS AGENDA

Name	Brasil Telecom S.A.
Headquarters Address	SIA/Sul – ASP – Lote D, Bloco B – Brasília, DF
Website	www.brasiltelecom.com.br
Investor Relations Officer	Name: Paulo Narcélio Simões do Amaral E-mail: ri@brasiltelecom.com.br Phone: +55 61 3415-1140 Fax: +55 61 3415-1315
Newspapers for Company Releases	Valor Econômico (national edition) Jornal de Brasília (Brasília) Diário Oficial da União

Annual Financial Statements, including MD&A, relative to December 31, 2006.
EVENT	DATE
Available to shareholders	March 05, 2007
Publishing in newspapers	March 05, 2007
Filing with Bovespa	March 05, 2007

Annual Financial Statements to CVM – DFP, relative to December 31, 2006.
EVENT	DATE
Filing with Bovespa	March 02, 2007

Dividends and Interest on Shareholders’ Equity, relative to December 31, 2006
Type	Event – Date	Amount (R$million)	R$/1,000 shares (Gross)		Date of Payment
			Common	Preferred
Interest on own Capital	Board of Directors’ Meeting – June 28, 2006	245.0	0.447674858	0.447674858	Starting on May 31, 2007
Interest on own Capital	Board of Directors’ Meeting – December 14, 2006	103.9	0.189850685	0.189850685	Starting on May 31, 2007
Dividend	Board of Directors’ Meeting – February 27, 2007	61.9	0.113054913	0.113054913	Starting on May 31, 2007
* The dividends that were provisioned by the Company integrate the proposal for the Destination of
Results to be submitted for the approval of the General Shareholders’ Meeting.

Annual Information to CVM – IAN, relative to December 31, 2006.
EVENT	DATE
Filing with Bovespa	May 10, 2007

Quarterly Press Release Information
EVENT	DATE
Filing with Bovespa
Fourth Quarter 2006	January 30, 2007
First Quarter 2007	May 25, 2007
Second quarter 2007	July 31, 2007
Third quarter 2007	October 23, 2007

Quarterly Information to CVM – ITR
EVENT	DATE
Filing with Bovespa
First Quarter 2007	May 25, 2007
Second quarter 2007	July 31, 2007
Third quarter 2007	October 23, 2007

General Shareholders’ Meeting
EVENT	DATE
Publishing of Summons Notice	March 9,12 and 13, 2007
Filing of Summons Notice with Bovespa	March 8, 2007
General Shareholders’ Meeting	April 10, 2007
Filing of the minutes with Bovespa	April 10, 2007

Extraordinary Shareholders’ Meetings already scheduled
EVENT	DATE
Publishing of Summons Notice	March 9,12 and 13, 2007
Filing of Summons Notice with Bovespa	March 8, 2007
Extraordinary Shareholders’ Meeting	April 10, 2007
Filing of the minutes with Bovespa	April 10, 2007

Extraordinary Shareholders’ Meetings already scheduled
EVENT	DATE
Publishing of Summons Notice	October 03, 04 and 05, 2007
Filing of Summons Notice with Bovespa	October 02, 2007
Extraordinary Shareholders’ Meeting	November 06, 2007
Filing of the minutes with Bovespa	November 07, 2007

Public Meetings with Analysts
EVENT	DATE
APIMEC –Investor’s Meeting (São Paulo, Brazil)	March 15, 2007
APIMEC – Investor’s Meeting (Rio de Janeiro, Brazil)	March 16, 2007
APIMEC –Investor’s Meeting (Brasília, Brazil)	September 19, 2007

Board of Directors’ Meetings already scheduled
EVENT	DATE
Date of the meeting
- Deliberate on the Senior Management’s proposal for the declaration of Interest on Own Capital (Juros Sobre Capital Próprio – JsCP) for the fiscal year of 2007; and

- Deliberate on the update of the feasibility study for the payment of deferred tax credits assets, in compliance with CVM (Brazilian Securities and Exchange Commission) Instruction 371, dated 06/27/2002.	January 30, 2007
Filing of the minutes with Bovespa	January 30, 2007
Date of the meeting
- Summoning of Ordinary and Extraordinary General Shareholders’ Meeting;

- Summoning of Extraordinary General Shareholders’ Meeting;

- Revision of the By-Laws, according to the Management’s Proposal;

- Take a position on the Management Report, the Management’s Accounts and the Financial Statements for the fiscal year ended in December 31, 2006;

- Take a position on the Destination of the Company’s Results and the Distribution of Dividends associated to the fiscal year ended on December 31, 2006

- Take a position on the Proposal for the Global Amount for the Compensation of the Company’s Management, to be submitted to the Shareholders’ Meeting	February 27, 2007
Filing of the extract of the minutes with Bovespa	February 28, 2007
Date of the meeting - To make a resolution regarding the Company’s share grouping, according to the Management’s Proposal.	March 07, 2007
Filing of the minutes with Bovespa	March 08, 2007
Date of the meeting - Election of the Financial and Investor Relations Director - Definition of the date of payment of JSCP/Dividends	April 25, 2007
Filing of the extract of the minutes with Bovespa	April 25, 2007
Date of the meeting - Deliberate on the Company’s proposal about the Jurisdiction Matrix - Creation of technical and consultive committees to advise the Board of Directors	May 29, 2007
Filing of the extract of the minutes with Bovespa	May 31, 2007

Date of the meeting - Approval of the Company’s Internal Regulation of the Board of Directors.	June 26, 2007
Filing of the extract of the minutes with Bovespa	June 26, 2007
Date of the meeting
- The 2Q07 Results

- The proposal to substitute the concession’s convertible assets with judicial guarantees, pursuant to ANATEL’s regulations

- Amendments to the manuals Information Use and Disclosure, and Trading in the Company’ Securities	July 31, 2007
Filing of the extract of the minutes with Bovespa	August 01, 2007
Date of the meeting
- Approve that the Executive Board of BT enters into and fulfills the Mutual Release Agreement, and also any other document that comes to be required or desirable for the consummation and effectiveness of the objectives of said Mutual Release Agreement.	August 07, 2007
Filing of the minutes with Bovespa	August 07, 2007
Date of the meeting - To approve the Company’s Stock Option Plan, pursuant to the management’s proposal, replacing the plan approved by the Extraordinary Meeting of April 28, 2000.	October 01, 2007
Filing of the extract of the minutes with Bovespa	October 02, 2007
Date of the meeting - The 3Q07 Results - To approve the proposal of names to be indicated to compose the Audit and Decision-making Committee of the BrTPrev Foundation.	October 23, 2007
Filing of the extract of the minutes with Bovespa	October 24, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 08, 2007

BRASIL TELECOM S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.